UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2022

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
 Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer

Date: March 18, 2022	GRANITE REIT INC.

	By:	/s/ Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Joint Notice of Meeting and Record Date for the Annual General and Special Meetings of Granite Real Estate Investment Trust and Granite REIT Inc.